UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Syla Technologies

(Name of Subject Company)

SYLA Technologies Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Cumica Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

SYLA Technologies Co., Ltd.

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

+81-3-4560- 0663

Attn: Mr. Kyohei Kubo

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number
99.1	Notice of Execution of Share Exchange Agreement Related to Management Integration of CUMICA Corporation and SYLA Technologies Co., Ltd., Change of Trade Name, and Partial Amendment of Articles of Incorporation (English Translation) (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished by SYLA Technologies Co., Ltd. with the Securities and Exchange Commission on December 2, 2024)
99.2	Presentation on Management Integration (English Translation) (incorporated by reference to Exhibit 99.2 to the Form 6-K furnished by SYLA Technologies Co., Ltd. with the Securities and Exchange Commission on December 2, 2024)

Item 2. Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Cumica Corporation submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated December 3, 2024.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cumica Corporation

/s/ Hironori Iijima
	Name:	Hironori Iijima
	Title:	Representative Director and President
Date: December 3, 2024